UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Stock Purchase Agreement

On August 25, 2021,  Sphere 3D Corp. ("Sphere" or the "Company") entered into purchase agreements (the "Purchase Agreement") by and among the Company and the investors party thereto for the purchase and sale of 2,488,530 units (collectively, the "Units" and individually, a "Unit") for aggregate gross proceeds of $10.6 million dollars (the "Offering"), with each Unit consisting of (a) one common share of the Company, (b) a warrant to purchase one common share of the Company exercisable at any time on or before the 3rd year anniversary date at an exercise price of $6.50 per share (the "A Warrant"), and (c) a warrant to purchase one common share of the Company exercisable at any time on or before the 3rd year anniversary date at an exercise price of $7.50 per share (the "B Warrant") (collectively the "Warrants").

The Warrants includes a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds  4.99% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder).

The Offering is anticipated to close on or about August 30, 2021 subject to Nasdaq review and customary closing conditions. The Company intends to use the proceeds from the Offering for general corporate and working capital purposes.

The foregoing summary of the Units does not purport to be complete and is qualified in its entirety by reference to the form of (a) the Purchase Agreement, (b) the A Warrant, and (c) the B Warrant which are attached hereto as Exhibits 99.1, 99.2 and 99.3 respectively, to this Current Report on Form 6-K and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Form of Purchase Agreement
99.2	Form of A Warrant
99.3	Form of B Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: August 27, 2021	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer